Intrepid Aviation Limited

c/o Intrepid Aviation Group Holdings, LLC

One Stamford Plaza

263 Tresser Boulevard

Stamford, Connecticut 06901

(203) 905-4220

August 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jay Ingram and Leland Benton

Re:	Intrepid Aviation Limited

Request to Withdraw Registration Statement on Form S-1

File No. 333-200158

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Intrepid Aviation Limited (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-200158), together with all amendments and exhibits thereto (collectively, the “Form S-1”). The Form S-1 originally was submitted confidentially to the Commission on August 6, 2014 and initially was filed on November 12, 2014.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Form S-1 at this time. The Company confirms that the Form S-1 has not been declared effective, no securities have been or will be issued or sold pursuant to the Form S-1 or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 be credited for future use.

Please send copies of the written order granting withdrawal of the Form S-1 to the undersigned at Intrepid Aviation Limited c/o Intrepid Aviation Group Holdings, LLC, One Stamford Plaza, 263 Tresser Boulevard, Stamford, Connecticut 06901, with a copy to Company’s counsel, Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, attention Benjamin J. Cohen.

If you have any questions or require any further information, please contact Benjamin J. Cohen at (212) 906-1623.

Respectfully submitted,

Intrepid Aviation Limited

By:	/s/ Douglas Winter
Name: Douglas Winter Title: Chief Executive Officer

cc:	Douglas Winter, Intrepid Aviation Limited

Michael Lungariello, Intrepid Aviation Limited

Marc D. Jaffe, Latham & Watkins LLP

Erika L. Weinberg, Latham & Watkins LLP